Mail Stop 3561

April 9, 2010

Via Fax & U.S. Mail

Mr. Carl G. Schmidt
Chief Financial Officer
201 N. Harrison Street, Suite 600
Davenport, Iowa 52801

  Re: **Lee Enterprises, Incorporated**
     Form 10-K for the year ended September 27, 2009
     Filed December 11, 2009
     File No. 001-06227

Dear Mr. Schmidt:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Linda Cvrkel
       Branch Chief

VIA FACSIMILE
(563) 327-2600